EXHIBIT 77D

For RiverSource Short Duration U.S. Government Fund and
RiverSource U.S. Government Mortgage Fund:

At a Board meeting held on April 11-12, 2007, the existing Non-Fundamental Policy related to margin and selling short, was revised to state that the Fund will not buy on margin or sell short, except in connection with derivative instruments.